**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# FORM C

## UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ **Form C: Offering Statement**

☐ **Form C-U: Progress Update:** ──────────────────────

☑ **Form C/A: Amendment to Offering Statement:** ──────────────

    ☐ **Check box if Amendment is material and investors must reconfirm within five business days.**

☐ **Form C-AR: Annual Report**

☐ **Form C-AR/A: Amendment to Annual Report**

☐ **Form C-TR: Termination of Reporting**

Name of issuer:  500 N 3rd St., LLC

Legal status of issuer:
    Form:  Pennsylvania, Domestic Limited Liability Company
    Jurisdiction of Incorporation/Organization:  Pennsylvania
    Date of organization):  12/07/2016

Physical address of issuer:  313 Chestnut St. West Reading PA 19611

Website of issuer:  AllOrganicMedicalMarijuana.com

Name of intermediary through which the offering will be conducted:  FUNADANNA (TRUCROWD, INC)

CIK number of intermediary:  0001667145

SEC file number of intermediary:  007-00015

CRD number, if applicable, of intermediary:

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
The issuer will pay the intermediary a success fee of 6.5% where $2,500 were paid upfront.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: None.

Type of security offered:  Revenue Participation Rights

Target number of securities to be offered:  100

Price (or method for determining price):  $250 per Unit of Revenue Participation Right.

Target offering amount:  $25,000

Oversubscriptions accepted: ☑ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☑ First -come, first-served basis

☐ Other – provide a description:

Maximum offering amount (if different from target offering amount):  $1.070,000

Deadline to reach the target offering amount:  4/20/2018

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

| | | | | | |
|---|---|---|---|---|---|
| *Current number of employees:* | | | *0* | | |
| *Total Assets:* | Most recent fiscal year-end: | $996,839 | Prior fiscal year-end: | $0.00 |
| *Cash & Cash Equivalents:* | Most recent fiscal year-end: | $0.00 | Prior fiscal year-end: | $0.00 |
| *Accounts Receivable:* | Most recent fiscal year-end: | $0.00 | Prior fiscal year-end: | $0.00 |
| *Short-term Debt:* | Most recent fiscal year-end: | $22,495 | Prior fiscal year-end: | $0.00 |
| *Long-term Debt:* | Most recent fiscal year-end: | $121,829 | Prior fiscal year-end: | $0.00 |
| *Revenues/Sales* | Most recent fiscal year-end: | $0.00 | Prior fiscal year-end: | $0.00 |
| *Cost of Goods Sold:* | Most recent fiscal year-end: | $0.00 | Prior fiscal year-end: | $0.00 |
| *Taxes Paid:* | Most recent fiscal year-end: | $0.00 | Prior fiscal year-end: | $0.00 |
| *Net Income:* | Most recent fiscal year-end: | $(57,485) | Prior fiscal year-end: | $0.00 |

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

**[List will include all U.S. jurisdictions, with an option to add and remove them individually, add all and remove all.]**

**GENERAL INSTRUCTIONS**

**I.      Eligibility Requirements for Use of Form C**

This Form shall be used for the offering statement, and any related amendments and progress reports, required to be filed by any issuer offering or selling securities in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 *et seq.*). This Form also shall be used for an annual report required pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202) and for the termination of reporting required pursuant to Rule 203(b)(2) of Regulation Crowdfunding (§ 227.203(b)(2)). Careful attention should be directed to the terms, conditions and requirements of the exemption.

**II.      Preparation and Filing of Form C**

Information on the cover page will be generated based on the information provided in XML format. Other than the cover page, this Form is not to be used as a blank form to be filled in, but only as a guide in the preparation of Form C. General information regarding the preparation, format and how to file this Form is contained in

Regulation S-T (§ 232 *et seq.*).

**III.      Information to be Included in the Form**

**Item 1.      Offering Statement Disclosure Requirements**

An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must file the Form prior to the commencement of the offering and include the information required by Rule 201 of Regulation Crowdfunding (§ 227.201).

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), (e), (g), (h), (l), (n), and (o) of Rule 201 of Regulation Crowdfunding (§ 227.201(a), (e), (g), (h), (l), (n), and (o)); selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income); the jurisdictions in which the issuer intends to offer the securities; and any information required by Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)).

Other than the information required to be provided in XML format, an issuer may provide the required information in the optional Question and Answer format included herein or in any other format included on the intermediary's platform, by filing such information as an exhibit to this Form, including copies of screen shots of the relevant information, as appropriate and necessary.

If disclosure in response to any paragraph of Rule 201 of Regulation Crowdfunding (§ 227.201) or

Rule 203(a)(3) is responsive to one or more other paragraphs of Rule 201 of Regulation Crowdfunding (§ 227.201) or to Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)), issuers are not required to make duplicate disclosures.

**Item 2.          Legends**

(a) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must include the following legends:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

(b) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must disclose in the offering statement that it will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The issuer must also disclose how an issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)).

**Item 3.          Annual Report Disclosure Requirements**

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 *et seq.*), must file the Form no later than 120 days after the issuer's fiscal year end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of

Regulation Crowdfunding (§§ 227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the issuer shall provide financial statements certified by the principal executive officer of the issuer to be true and complete in all material respects. If, however, the issuer has available financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements must be provided and the principal executive officer certification will not be required.

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (§ 227.201(a) and (e)); and selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income).

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 *et seq.*), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

500 N 3rd St., LLC
(Issuer)

By Peter B Gustis, CEO

DocuSigned by:
X Peter B Gustis
73FBA2814E42441...
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 *et seq.*), this Form C has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
X Peter B Gustis
73FBA2814E42441...
(Signature)

Peter B Gustis, CEO
(Title)
1/19/2018
(Date)

*Instructions.*

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. *See* 18 U.S.C. 1001.

October 3rd, 2017

FP: truCrowd

**Open until: 04/20/2018**

**500 N 3rd St, LLC**
313 Chestnut St.
West Reading PA 19611
610-209-9219



# OFFERING STATEMENT

| 100 Units of REV-Share at $250 per Unit | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | 100 | $25,000 | $22,500 |
| *Maximum Amount* | 4,280 | $1,070,000 | $1,000,450 |

## THE COMPANY

1.  Name of issuer: 500 N 3rd St., LLC

## ELIGIBILITY

2.  ☑ Check this box to certify that all of the following statements are true for the issuer:

    ☐ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

    ☐ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

    ☐ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

    ☐ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

    ☐ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

    ☐ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.  Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

## DIRECTORS OF THE COMPANY

4.  Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

    Name: Peter B Gustis     Dates of Board Service: 12/7/2016
    Principal Occupation: Realtor
    Employer: Springer Realty Group     Dates of Service: 3/6/2006 - Present
    Employer's principal business: Real Estate Sales Person

    List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

    Position: Insurance Agent     Dates of Service: 5/12/14

    Position: _____     Dates of Service: _____

    Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

October 3rd, 2017

FP:  truCrowd

**Open until: 04/20/2018**

**500 N 3rd St, LLC**
313 Chestnut St.
West Reading PA 19611
610-209-9219

# OFFERING STATEMENT

| 100 Units of REV-Share at $250 per Unit | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | **100** | **$25,000** | **$22,500** |
| *Maximum Amount* | **4,280** | **$1,070,000** | **$1,000,450** |

## OFFICERS OF THE COMPANY

5.  Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:   Peter B Gustis

Title:   CEO                                    Dates of Service:  12/6/16
Responsibilities:      Property Management / Project Management

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer:   MATTEN Insurance Agency
Employer's principal business:      Insurance Services
Title:     Business Development/Insurance Producer   Dates of Service: 5/2014 - Present
Responsibilities:  Business Development/Insurance Producer

Employer:   Springer Realty Group
Employer's principal business:      Realty Services
Title:  Real Estate Sales Person                Dates of Service: 3/6/2006 - Present
Responsibilities:  Commercial and Residential Realtor

## PRINCIPAL SECURITY HOLDERS

6.  Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

| *Name of Holder* | *No. and Class of Securities Now Held* | *%Voting Power Prior to Offering* |
|---|---|---|
| *Peter B Gustis* | Membership Units – 100 | **100%** |

## BUSINESS AND ANTICIPATED BUSINESS PLAN

7.  Describe in detail the business of the issuer and the anticipated business plan of the issuer.

**Executive Summary**

October 3rd, 2017

FP:  truCrowd

**Open until: 04/20/2018**

**500 N 3rd St, LLC**
313 Chestnut St.
West Reading PA 19611
610-209-9219

# OFFERING STATEMENT

| 100 Units of REV-Share at $250 per Unit | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 100 | $25,000 | $22,500 |
| Maximum Amount | 4,280 | $1,070,000 | $1,000,450 |

500 N. 3rd St., LLC is a Pennsylvania-based real estate investment company that offers large 125,796 square foot multi-tenant commercial warehouse at 500 N. 3rd St. in Reading Pennsylvania. 500 N. 3rd St. will balance safety, and updated and remodeled facility, new cutting-edge features, security, financial incentives, and a positive atmosphere for all tenants. The company will also seek other real estate investment for continued growth. Our primary market segment is the medical marijuana industry although we are not opposed to looking at other investments for commercial and residential properties. Lease projections are expected to be moderate in year one and growing sustainably by year three.

500 N. 3rd St., LLC will target three distinct customers. The largest segment that they will service is a start-up in the medical marijuana field "All Organic Medical Marijuana". This segment is looking for unique locations in Pennsylvania which will allow permitting for their business. Our facility is a great fit for the medical marijuana grower processor permits due to many factors. This segment is especially attractive since most of the lease space available or for sale locations will not permit, medical marijuana so lease rates above normal market rate for the area is generally acceptable. The second tenant is also in the medical marijuana field, a testing lab for medical marijuana products. The last segment is a company call "All Organic CBD Oil" a health food company that has a new product "Weight Loss Wow" another start-up looking to break into a growth market and if possible in the future in an emerging health line with CBD based products. This section has a huge growth opportunity. Two of the tenants will be start-up companies, the 3rd may be an already existing business, a marijuana testing lab. 500 N. 3rd St. also, has identified another property to work in conjunction with this facility which could be leased to a medical marijuana dispensary. They may also seek other short term tenants while the intended tenants ramp up sales to have the need for the entire building.

500 N. 3rd St., LLC. is the owner of its first property 500 N. 3rd St. in Reading yet it will continue focus their efforts on buying and developing existing properties. Once additional properties are identified, they will be assessed to determine the needed upgrades to obtain the maximum rate of return for investors these may include, state- of- the- art amenities, safety measures, upgrading façades, and updating the building to a superior standard. This course of action will be initially pursued to efficiently utilize capital and establish a reputation within the community for a great rate of return. If approvals for the intended companies aren't granted, we would seek tenants for similar businesses. Future projects may include flipping commercial and residential properties, acquiring already existing leased buildings with known and proven cash flow, and property management for large multi-tenant buildings.

**Introduction**

500 N. 3rd St., LLC is an enterprise that is involved in numerous aspects of the real estate industry. Primary experience and expertise is in the development of high-quality, above average rents for the medical marijuana industry, other commercial businesses, and residential housing.

The first property owned by the company is 500 N. 3rd St., this is a 125,796-square foot commercial warehouse perfectly suited for a medical marijuana grow operation, with rail access for future development, a secure and gated court yard, parking for about 20 vehicles, and with 2 freight elevators. It was originally a textile mill so the initial investment would be to cover holding costs for the building while prospective tenants are applying for licensing and permits. Additional raised capital will be used to remodel the building and acquire other investments. The second property 500 N. 3rd St., LLC is looking to obtain is a building we will lease to a medical marijuana dispensary. It is relatively close to our building at 500 N. 3rd St., so will be easily leased due to the relationship of the business with our expected current tenants. For the remaining acquisitions, we will look at any new for sale or leased properties with cash flow, for leasing, or flipping.

October 3rd, 2017

FP:  truCrowd

**Open until: 04/20/2018**

**500 N 3rd St, LLC**
313 Chestnut St.
West Reading PA 19611
610-209-9219

# OFFERING STATEMENT

| 100 Units of REV-Share at $250 per Unit | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | **100** | **$25,000** | **$22,500** |
| *Maximum Amount* | **4,280** | **$1,070,000** | **$1,000,450** |

The total start-up expenses include legal, stationery, architect, consultants, insurance, mortgage payments, construction, expensed equipment, utilities, and reimbursable expenses to start 500 N. 3rd St. in 2017. Start- up assets required included initial cash to handle the architect and contractor fees prior to opening, meeting with professionals, travel, deposits paid for acquisitions, and consulting fees. Additional cash is needed to pay all zoning fees and governmental regulations. Long-term asset purchases and the assumption of long-term liabilities are anticipated.

**Objectives**

- To provide premier space to the medical marijuana industry for lease at market rates
- To identify new properties with cash flow, for lease opportunities, or flipping.
- To net achieve a net profit in sales and or leasing in the second year of business.
- To attract a large market share from offering exemplary services, and premier branding.
- To provide secure locations that are crime free

500 N. 3rd St, LLC provides high-quality, commercial and residential lease space in Pennsylvania. 500 N 3rd St.'s commercial lease space offer state- of- the- art conditions reflective of the rapid advancements in technology and a growing need for high end industrial and warehouse space to select target market, the medical marijuana industry and urban grow farms. Our company is dedicated to a crime free environment in which our tenants can enjoy all the benefits of safe, attractive, and inviting commercial space. Unlike many other realty companies that are solely concerned with turning profits, our primary objective at 500 N. 3rd St. is to maintain the highest level of customer satisfaction that is achievable. Tenant safety, efficiency, happiness, comfort, and a positive relationship with the local government are our main goals.

500 N. 3rd St. maintains competitive market prices for the market segment which would be above average for the areas, while working toward expanding the number of units owned, and increasing total profits earned. Within the company, we will strive to work as a cohesive, harmonious unit focused on exemplifying our mission. Just as customer satisfaction is an intricate part of 500 N, 3rd St., LLC's success, so is the satisfaction of the independent contractors and the local government. That is why the founders of 500 N. 3rd St., LLC. believe that ensuring fairness and honestly will make the company a success and will be the key to their long-term profits.

3 Keys to Success

1. Safe, quality commercial space that provides state-of-the- art facilities at competitive prices for our target market.

2. Maintaining open communication between 500 N. 3rd St., LLC, its tenants, the local government, and local community to ensure the highest level of customer satisfaction and long-lasting reputation within the Pennsylvania.

3. Initial focus will be to develop existing property 500 N. 3rd St. We will modify and remodel the 500 N. 3rd St. to meet the standards required for the current expected tenants. We also, will acquire a second property which would be used for the marijuana testing lab and marijuana dispensary soon. 500 N. 3rd St. fosters the ideals of the importance e of tenant needs along with healthy and understanding relationships of the local community and government and a professional commitment to satisfaction. To continue to expand the number of properties owned and maintained, while also increasing the level of profits for both 500 N. 3rd St., LLC and its investors.

**Brand Differentiation**

October 3rd, 2017

FP:  truCrowd

**Open until: 04/20/2018**

**500 N 3ʳᵈ St, LLC**
313 Chestnut St.
West Reading PA 19611
610-209-9219

# OFFERING STATEMENT

| 100 Units of REV-Share at $250 per Unit | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | **100** | **$25,000** | **$22,500** |
| *Maximum Amount* | **4,280** | **$1,070,000** | **$1,000,450** |

500 N. 3ʳᵈ St., LLC will brand its self as a premier real estate acquisition company in lease hold space specify for the needs of the medical marijuana, urban farms, and supporting companies.  If other opportunities arrive we would also look at them yet as, 500 N. 3ʳᵈ St., LLC starts to acquire additional properties and gain market share in leases designed for the medical marijuana industry, we will be looked at as experts in acquiring properties suited for their needs to help ensure success for investors and tenants looking for dispensary and grow farm space.  As a real estate investment company, which will advertise for prospective tenants to this niche market whom seek lease hold space designed for their needs this understanding will help ensure the success of 500 N. 3ʳᵈ St., LLC.

**Business Structure & Management Team**

500 N. 3ʳᵈ St. will be led by Peter B Gustis. Pete was born into a military family which has had long time ownership and still is owners of a family farm and his experience in his parent's floral business is a great starting point for is financial education.  He has been an Entrepreneur starting his own company Gustis Snacks which was sold in 2012. He has spent most of his life in professional sales.  He has managed the internet sales departments for Honda and Acura. During that time, he turned a virtually unknown department into a sale group that reached top 10 sales numbers in the nation, his first year in management. He then started his own self-employment for the last 10 years in a successful real estate practice, in which he has achieved top sales in every sales category for single agents his last year with Keller Williams Realty. Pete has worked with investors, and home owner in buying, selling, and managing real estate. He has also been a past President of the Commercial Industrial Council and is a Trustee with the Berks Association of Realtors Legislative Committee.  He has also been involved in many production and manufacturing plants locally, one of which was Craft Maid Kitchens.  He has served for almost 8 years as a member of the US Army Reserves as a medical specialist and motor transportation specialist.  As an expert, in the understand of the needs for medical marijuana clientele, a marketing and sales professional, as well as being a proven successful manager we are sure 500 N 3ʳᵈ St will be a highly profit, as these niche market emerges in Pennsylvania.  He currently holds an insurance producers license, and a real estate license in Pennsylvania.  He is a full-time Realtor for 10 years, holding his license with Springer Realty Group – Exton.  He is also owner of 500 N. 3rd St., LLC, and two of the start-ups All Organic CBD Oil and All Organic Medical Marijuana. He also will have assistance from his attorney Ken Petrini, a corporate attorney. Ken is a graduate from the University of Scranton and completed his Doctor of Law in 1982 at The University of Notre Dame Law School.   He had worked 21 years as the VP Tax for Air Products.  He then focused on his own self-employment as a corporate attorney for the past 34 years and is currently focused on this self-employment and is working on the start-up All Organic Medical Marijuana, as the CFO. He also will have the support of James Bouarouy, CPA and Partner of Tomasi and Company, LP. Jim has 20 years of extensive experience in auditing, financial accounting, business consulting, and tax compliance and planning. He graduated from Albright College with a Bachelor's of Science degree in Accounting. His experience includes working with clients in industries such as manufacturing/distribution, construction, financial services, professional services, retail, and non-profit. His specialties include employee benefit plan audits and mergers/acquisitions. He is a member of both the American Institute of Certified Public Accountants (AICPA) and the Pennsylvania Institute of Certified Public Accountants (PICPA). Jim is actively involved with his church, where he served as Treasurer and an Audit Committee member. He has also served in the Finance Committee of Reading Berks Emergency Shelter and as Treasurer of his homeowners' association. Pete's extensive experience in real estate he will allow only licensed contractors with known experience to competitively bid on all jobs required for every project the company needs to be successful.  This experienced group with property management and investment skills of Pete will help ensure success, compliance, and profit for 500 N. 3ʳᵈ St., LLC.

October 3rd, 2017

FP: **truCrowd**

**Open until: 04/20/2018**

500 N 3rd St, LLC
313 Chestnut St.
West Reading PA 19611
610-209-9219



# OFFERING STATEMENT

| 100 Units of REV-Share at $250 per Unit | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 100 | $25,000 | $22,500 |
| Maximum Amount | 4,280 | $1,070,000 | $1,000,450 |

500 N. 3rd St. will be created as a Limited Liability Corporation based out of West Reading, Pennsylvania. It will be owned by its principal investor, Peter B Gustis. Pete is the acting CEO and the Property / Investment Manager. He currently owns 100% of the company and is offering 30% total of the company and current assets to the new investors.

**The Facility**

500 N. 3rd St. headquarters will be established in A-quality commercial space in the downtown area of Reading, Pennsylvania. 500 N. 3rd St. is a 125,796-square foot building with a current value of $3,000,000. It does need renovations to be able to be leased to expected tenants. The expected value after renovations would be around $12.4 million due to the market segment. This will be the heart of our company yet; we will seek space in a different area shortly as we expect the buildings acquired to be fully leased in within the next 2 years.

We are also, installing internet servers, wpa2-psk encryption internet security, and 24-hour security services so, that all customers or businesses are dealt with in an expedient and fluid manner. We understand the needs of the medical marijuana businesses and will meet or exceed those standards.

The company is currently in the final stages of purchasing its second building, a local building which can be used as a testing lab and medical marijuana dispensary. The expected price of this building is $350,000. The company will make this space available to a dispensary which will form a contract with All Organic Medical Marijuana or an entity they assign to sell medical marijuana they produce and agree to the lease terms of 500 N. 3rd St. This building is about 2,200 square foot and has 20 parking spaces.

In Year 2 the company intends to purchase its second investment and office space for 500 N. 3rd St., LLC and a location for a medical marijuana dispensary. It is always looking for profitable properties in Pennsylvania. It is difficult to predict changes in real estate values over the long term, yet we have the resources to find great real estate opportunities. We will look for a multi-tenant commercial space which we will occupy one of the spaces.

500 N. 3rd St. requires on-site security guards who patrol the grounds during operations, nights, and early mornings. We also require 24-hour security camera monitoring, wpa2-psk encryption internet security, gated entry, and electronic keyed entry. There will always be an open line of communication between the tenants, the management of 500 N. 3rd St., and the security services.

**Establishment Cost**

The cost of establishing our venture is extremely cheap considering the numerous activities that must be carried out and the expected profit. We already own 125,796 SQ. ft. building at 500 N. 3rd St. in Reading PA 19601, our mortgage for that building has a remaining balance of $90,000. Whom we intend to lease to a medical marijuana grow operation seeking a license "All Organic Medical Marijuana." We have an agreement to purchase another property for a total (includes acquisition and renovation) of $350,000 which we can use to lease to a medical marijuana dispensary, a medical marijuana testing lab, and a health food company, "All Organic CBD Oil."

Our total vital costs that we will incur will be $500,664. for repairs, upgrading, security system, and preparing the building for build out of 500 N. 3rd St. For the additional facility, we also incur a total cost of $110,494. for the security system, remodeling, and preparing the building for the three expected tenants. The breakdown of the expected costs will be as follows: All then demolitions and removal of debris tasks that will be required in our facility will amount to $52,500. The repair of the sprinkler system and the general plumbing tasks will incur a total cost of $46,000. While windows replacement will amount to $119,689, an upgrade of the electrical systems will cost $19,435. The required facility doors will cost $11,490 while the exterior repainting and

October 3rd, 2017

FP:  truCrowd

**Open until: 04/20/2018**

**500 N 3rd St, LLC**
313 Chestnut St.
West Reading PA 19611
610-209-9219

# OFFERING STATEMENT

| 100 Units of REV-Share at $250 per Unit | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | **100** | **$25,000** | **$22,500** |
| *Maximum Amount* | **4,280** | **$1,070,000** | **$1,000,450** |

finishing will attract a total cost of $ 79,800. Also, painting the building's interior will incur $ 12,350, and the architectural and engineering design will need $ 29,000. In addition, minor expenses before our first leased income, the project's total cost will amount to $1,010,298. This is a reasonable cost since we will be creating an investment model which will be valued at $12.4 million at a 10% capitalization rate in our second year if we achieve our goals.

We have calculated costs, for rehabilitate the premise to meet codes, preparation the building for tenant business operations, equipment, and employee startup costs that are reasonable based on the business. The cost allocation is aimed at acquiring state of the art facilities and technologies to attract medical marijuana companies as lease hold tenants. The startup cost will thus be sought from different sources of finance for purposes of undertaking all vital operations at once. As stated earlier, crowd funds, and our own real estate investment will be combined to raise the required total amount. It is expected that most of our capital will be made from crowd funds. Based on the high demand for cannabis based products in Pennsylvania, we will manage to settle our debts in the first three years of our operation (Caulkins, Kilmer & Kleiman, 2016). As lease hold space for this industry is tough to acquire and we already have numerous companies whom seek to purchase and lease space.

**SWOT Analysis**

Our facility will attract tenants since we have a large available space required for both wholesale and retail of medical marijuana and we will have a testing lab space which is required for the business. However, there exist numerous challenges that should be addressed appropriately for us to achieve both our financial and societal health goals.
Strengths
* Our facility is 125,796 square foot, large enough to attract tenants capable of paying the lease rates we will request. With a limited number of licenses large investors will only seek a large space for lease. This aspect will enable them to produce high-quality end products and large volumes to achieve their sales goals to the Pennsylvanian consumers.
* We understand the security needs of Act 16 to attract medical marijuana candidates to our facilities.
* We will only allow long term leases at 5 to 10 years.
* We are proactive in ensuring the local government will approve permits at our location.
* We are in a Keystone Opportunity Zone which is also favorable for the approval of our target market segment.
* Our management has over 10 years' experience and can steer the company towards economic growth and development.
* The ability to consistently learn and change to the newest technological advancements will keep 500 N. 3rd St., LLC to grow its market share and evaluate new opportunities to increase profits.
* The large but limited target market in Pennsylvania almost guarantees us of huge profits from the medical marijuana industry and urban farming.
Weaknesses
* The main challenge that we are facing is the cost needed to establish the venture.
* Establishing the venture requires investor participation to acquire the entire amount of capital for success.
* We also own "All Organic Medical Marijuana" and "All Organic CBD Oil" whom applications for approval hasn't yet been granted, and expected to be 1 to 3 years from approval.
Opportunities
* The demand lease hold and for sale spaces that will qualify for a medical marijuana permit is increasing quickly.
* Our ability to find opportunities that meet the specifications required by the clients.
* Urban Farming is also a new business that is opportunity for growth.

October 3rd, 2017

FP:  truCrowd

**Open until: 04/20/2018**

**500 N 3<sup>rd</sup> St, LLC**
313 Chestnut St.
West Reading PA 19611
610-209-9219

# OFFERING STATEMENT

| 100 Units of REV-Share at $250 per Unit | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | **100** | **$25,000** | **$22,500** |
| *Maximum Amount* | **4,280** | **$1,070,000** | **$1,000,450** |

- We intend to start with 2 properties, one that we own which needs renovations and one that is a pure investment which will attract a dispensary due to the correlation of the target market.

Threats

- Government regulations may change at any time hence affecting our tenants negatively.
- The increased competition after we are established may lower lease rates in subsequent years.

**Marketing plan**

500 N. 3<sup>rd</sup> St. will attract clients by realtor multi-list, commercial property advertisement data sharing, and networking. Peter already has been in contract with over 15 companies looking for medical marijuana dispensary locations, investments and labs.  He also, continues to reach out to companies in this market segment. We will also have a monthly newsletter that we will send out to our clients. This newsletter will inform the clients as to the growth, outreach, and future opportunities of 500 N. 3<sup>rd</sup> St. It will also contain some human-interest stories and developments about our tenants.

We will also advertise in the local newspapers including Reading Eagle, Lancaster Times, and Lehigh Valley Business Journal. Pete has also been in contract with the Greater Reading Economic Partnership, whom also is a major gateway for businesses in our local area. Our marketing strategies are simple, but aim to reach a large amount of people in the market segments to obtain the most qualified tenants for our facility.

**Lease Rates**

500 N. 3<sup>rd</sup> St. will give discounted rates for the first the term where urban farmers and the medical marijuana market segment will apply and build out their space.  After that time, we intend to lease space on a rate to scale up with the sales of the companies.  Reasonable rates starting at 10 per square foot per year and our maximum rate would be $30 per square foot per year.  For the area, this premium rate will give a great return to investors.  All leases will be triple net, such that all tenants will be responsible for all expenses in association of the building.

**Marketing and Sales Strategies**

500 N. 3<sup>rd</sup> St. LLC's main consumer base will be medical marijuana industry in our facility at 500 N. 3<sup>rd</sup> St in Reading Pennsylvania who will benefit from the warehouses unparalleled level of quality, location, local governments approval of the business, and technological amenities. We will also be marketing to medical marijuana dispensaries, urban farms, and testing labs. These customers will be looking for safe, high-quality environments that can foster the type of atmosphere needed for the medical marijuana industry and urban farming for purposes of meeting the high standards that are required by the clients and the government for the market segment.

The location of our facility is at a prime location between Philadelphia, Harrisburg, and Allentown to Lancaster giving use an advantage for logistics. Our sales approach will include sending introductory letters and calling approved businesses in the market segment, dispensary owners, and potential customers. We will also utilize all forms of advertising to create adequate awareness to those who may not get the introductory letters.

**Projected Target Market**

500 N. 3<sup>rd</sup> St., LLC's largest market segment in the medical marijuana and urban farming our primary building is expected to be a single tenant All Organic Medical Marijuana or an entity they assign.

All Organic CBD Oil, a company with a weight loss drink in the health-related segment. They will be attracted to the space because of the same technological needs, but will also be attracted to the comfortable, well

October 3rd, 2017

FP: truCrowd

**Open until: 04/20/2018**

**500 N 3<sup>rd</sup> St, LLC**
313 Chestnut St.
West Reading PA 19611
610-209-9219



# OFFERING STATEMENT

| 100 Units of REV-Share at $250 per Unit | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 100 | $25,000 | $22,500 |
| Maximum Amount | 4,280 | $1,070,000 | $1,000,450 |

maintained facility. 500 N. 3<sup>rd</sup> St. offers units that provide a quality "hub" between start-up and property ownership for them as well as other tenants.

Residential leasing the third identifiable segment, but contain a consistent growth rate. Affordability and quality will entice this segment.

We believe that our unparalleled level of quality and technological amenities put 500 N. 3<sup>rd</sup> St., LLC into a niche of its own. This will be the focal point of all our marketing and advertising efforts. These segments are also easily reached through local newspapers, internet, as well as frequent networking events. It is essential for 500 N. 3<sup>rd</sup> St., LLC patrons to understand that their needs are our priority.

The market for high quality, reasonably priced space for medical marijuana tenant is a new venture in Pennsylvania. In places like Denver, Colorado Medical Marijuana from 2009 until 2014 captured 35.8% off all commercial real estate. (Marijuana Industry drives the Marijuana Industry in Denver, 2016) with tenants paying above average lease rates in some areas paying as much as 17 per square foot. (Pot growing warehouses in short supply as demand for legal weed surges, 2016) This growth is fueling demand for legal medical marijuana buildings, but not many new units are emerging. Not only is 500 N. 3<sup>rd</sup> St. pioneering this niche of affordable quality warehouse and dispensary space, but it is capitalizing on the economic depression of the local community which favors applicants' seeki.ng medical marijuana dispensary and grower processor permits in Pennsylvania. With the highly-restricted market, our location is valued as a space large enough to support the business in an area that is supportive to allowing the business to operate.

This industry is constantly evolving and leaving many inflexible companies stagnant. One of the major trends is the need to adapt to technological advancements as well as maintaining the overall appearance and condition of the facilities.

Chris Goldstein of Norml in Philadelphia estimates the underground market in Pennsylvania is about 2 Billion dollars annually. Pennsylvania's populations and the fact that 33% of the US is considered over weight are a key factor for the medical marijuana target market, considering the state's population of 12.8 million people. (census.gov 2015) As such, our tenants target market as estimated by the senate appropriation committee is expected to start at a range at about 100,000 to 200,000 patients the first year, who will enable us to start to accomplish our maximum potential operational goals and aspirations in the medical field. Based on information from Colorado from medical marijuana actual sales the average medical marijuana card holder spends $3,800 a year on medical marijuana products. (ArcView Market Research & New Frontier, 2016) Our tenants will benefit from the provision regulation changes and growth that medical marijuana and CBD based products in the health sector. Satisfying these clients will also open channels for us to expand our market share, as this allows up to charge lease rates equal to growth. To be precise, our stable marketing plan is tailored to address the client's needs will enable us to achieve economic prosperity in this field of operation.

Our facility will start to serve the populations based out of South Eastern Pennsylvania. We will target those tenants whom are approved for medical marijuana license approvals, urban farms, and supporting companies. We believe our branding will encourage other future tenants to look for properties or request us to help them acquire properties they can purchase. The main agenda is to provide lease space for the target market that is logistically friendly in various regions for purposes of improving the state of healthcare in Pennsylvania. This target market portrays a small number of potential clients who will be able to afford to pay he lease rent demanded hence granting us more revenue.

**Competitive Advantage**

500 N. 3<sup>rd</sup> St. LLC is certain that the total capital that will be invested in starting our business will be higher in the first year because of the building renovations and the initial cost of starting a business. Since we own the first major asset with little debt, most of the raised invested capital will go directly into strengthening our property

October 3rd, 2017

FP:  truCrowd

**Open until: 04/20/2018**

**500 N 3rd St, LLC**
313 Chestnut St.
West Reading PA 19611
610-209-9219

# OFFERING STATEMENT

| 100 Units of REV-Share at $250 per Unit | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | **100** | **$25,000** | **$22,500** |
| *Maximum Amount* | **4,280** | **$1,070,000** | **$1,000,450** |

and acquiring at least 1 more property. The main agenda will be creating valuable lease hold space for the medical marijuana industry, urban farms, and supporting companies of the industry. We offer a higher level of quality lease space than the average commercial buildings. This allows for those in the market segment to start business quickly without having to deal with compliance issues of local government and municipalities. Each unit will be fully wired to the wpa2-psk encryption Wi-Fi Internet, 24-hour security, and electronic entry. Our marketing and advertising costs will be low due to simple marketing strategies. The main competition for 500 N 3rd St other for lease unit which typically may not be compliant and already be built out for the medical marijuana industry.

500 N. 3rd St. will look to give each department within the company the opportunity to become a more independent entity. Starting with just 1 property, Peter will be able to manage the facility, and manage the property effectively. Yet soon, if we look to expand hiring, a separate property manager and property manager would be advisable. This will make efforts more efficient, and will provide specialists in their departments the chance to become more focused in their field. This will include a separate property manager for billing, leasing and lease collection, and an investment manager for our acquiring, remodeling, and selling our investments. These would be additional costs expected in 3 to 5 years after all investors are paid in full. Cash flow and profit should easily be able to pay for additional professionals and ensure proper growth. We are in the process of conducting surveys to determine the best possible markets for 500 N. 3rd St. expansion.

Valuing the tenants will help us to accomplish our goals since we have all the resources and skills required to create and expand the target market. For survival purposes in the industry, 500 N. 3rd St., LLC is seeking for business partners and investors whom we look to raise a maximum of $1,070,000. More partners will enable us to spread the risks that are may occur in the industry and still help us achieve the desired profitability.

## Legal Requirements

Since we are a real estate entity and landlord, we must ensure our tenants are following all the legal requirements set forth by the State of Pennsylvania, and the local government. The Cole Memorandum will protect us from liability of the operation for their business which is still Federally illegal. Now, there is not a time that the marijuana business is expected to be legal federally. Our company is committed to ensuring that all the stated requirements are observed for credibility purposes. We have as part of our Team Ken Petrini, the CFO for All Organic Medical Marijuana, Legal Advisor, and an Investment Partner. Who will also assist in 500 N. 3rd St., LLC to ensure we are they stay compliant and we are not liable for actions taken by any tenant. We will have Tomasi and Company to ensure State and Federal Tax Compliances and Accounting. The building will be leased to the prospective tenant All Organic Medical Marijuana, if they obtain a medical marijuana grower processor license. Any tenant we have will be held to the same standard to ensure compliance and reduce our liability. We will ensure All Organic Medical Marijuana, and any other tenants for our buildings adheres to all legal regulations since the processing of marijuana for medical purposes is a serious issue that needs to be addressed with the utmost professionalism as it concerns to our facility to protect it from loss.

## Payment Options

We recognize that serving a vast market entails some clients who prefer some payment methods to others. Leasing space isn't restricted by law or due to the Cole Memorandum as we aren't restricted by banking. We can accept, check credit cards, checks, or cash. The diverse payment methods will enable us to serve all customers rather than serving a few of them due to payment challenges. The marijuana industry is heavy regulated so that all transactions are reported to the state monthly. It also legitimizes an already legal business instead of forcing it to work in the shows of all cash transaction where hiding cash, used to be a standard practice. In this case, we



# OFFERING STATEMENT

| 100 Units of REV-Share at $250 per Unit | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 100 | $25,000 | $22,500 |
| Maximum Amount | 4,280 | $1,070,000 | $1,000,450 |

are focused on property reporting and accepting all legal payment systems that can be utilized by clients to ensure legal and safe transactions.

## Record keeping plan

500 N. 3rd St. is focused on enhancing growing our client base. Leasing to our expected primary target market is not illegal in accordance to State Laws in Pennsylvania. We will keep complete records to ensure compliance with accounting and taxes with Tomasi and Company, LP. Precisely, 500 N. 3rd St., LLC is concerned about complying with the law and stabilizing positive relationships with the tenants, the local community, The City of Reading, The Federal Government, and The State Government.

## Security plan

500 N. 3rd St. has developed a security plan for purposes of safeguarding the tenant's inventory, products, equipment, and the people involved. Having space almost ready for a tenant to operate their business is a key success. These requirements will also ensure our tenants are comfortable with leasing space in our facility. We intend to not just meet the State of Pennsylvania's Security requirements but exceed them. We plan to adopt most of the security requirements for the Medical Marijuana Act in Pennsylvania so that the building could be ready for our expected tenant, All Organic Medical Marijuana. We will require All Organic Medical Marijuana to have 1 security manager minimum onsite, and a security transportation specialist whom will manage their security needs. We also will have some employees that are Act 235 certified be on premise. We feel that everyone secondary role is security. Since we have retail traffic for the tenant with the dispensary space we must ensure security compliance. This aspect proves that we are concerned about protecting all our facility, which has crucial role to play in our operations. There exist many challenges that face medical marijuana processing facilities. High Definition color and night vision cameras will be placed to cover all exterior walls 2 stories high with a 20 feet perimeter. High Definition color and night vision cameras will be in every able to see every room and exit and entry doors. Motion Sensor Exterior Lighting will be placed 2 stories high so anyone around the building to alert anyone around the building they are being monitored. The security system with be both professionally monitored, monitored an accessible by the security team, and the alarm companies selected to live motor them. It will feature a very loud audible alarm on the exterior and interior. It will also have silent panic alarm capability if needed by a member of our team needs law enforcement. Motion detectors will also be in place for all entry points and windows in case the exterior or other monitoring systems have been tampered with or by passed as an additional precaution. Signage reading:

"THESE PREMISES ARE UNDER CONSTANT VIDEO SURVEILLANCE.
NO ONE UNDER THE AGE OF 18 IS PERMITTED TO ENTER"

will be posted every 10 feet around the building and at all entrances. Additional signage "Do Not Enter - Limited Access Area – Access Limited to Authorized Personnel and Escorted Visitors" will be posted at the gate and entrances to the building. We will have electronic gated access to the court yard which is our point of access to the building. We will have electronic access for all entry and exit doors so every employee is monitored for entry and exit. We will also use the enclosed, covered dock to load all deliveries. We also will utilize Finale Inventory Management POS tracking system which tracks accounting for proper taxes, whole sale sales, retail sales, and multiple points of online sales. (The Medical Marijuana Act, 2016) We also will have our delivery vehicles as plain white vans with no logos, all of them will have GPS tracking, in which the drivers will know how long it takes to get to each delivery location and will be accountable to inform us ahead of time if they are not able to meet the delivery schedule provided prior to leaving the facility. (The Medical Marijuana Act, 2016) These security categories will reduce the possibility of exposure to risks. With these measures in place, the safety of our equipment, employees, and the medical marijuana plants is guaranteed.

October 3rd, 2017

FP: **truCrowd**

**Open until: 04/20/2018**



**500 N 3ʳᵈ St, LLC**
313 Chestnut St.
West Reading PA 19611
610-209-9219

# OFFERING STATEMENT

| 100 Units of REV-Share at $250 per Unit | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | **100** | **$25,000** | **$22,500** |
| *Maximum Amount* | **4,280** | **$1,070,000** | **$1,000,450** |

**Financial plan**

The financial plan is based on actual figures and estimates obtained by Peter Gustis.

$50,000 – will allow 500 N. 3ʳᵈ St, LLC to hold the building for 1 year while, prospective tenant, All Organic Medical Marijuana, expects to apply for a medical marijuana grower/processor license in Pennsylvania whom will be a primary tenant and major source of income for 500 N 3ʳᵈ St., LLC= .75% interest in 500 N. 3ʳᵈ St., LLC or 100 shares at $250 per share.

$1,045,000 – (additional) will allow 500 N 3ʳᵈ St. LLC to start renovations on the building required for All Organic Medical Marijuana, All Organic CBD oil, the testing lab, and potentially an urban farm to get occupancy permits for our building at 500 N 3ʳᵈ St. Reading, PA. = 28.5% total interest in 500 N 3ʳᵈ St., LLC or 4,280 shares at $250 per share.

If we reach the maximum target of $1,070,000 total amount, we do not expect to allow any additional investment anytime soon.

| Proforma P&L 500 N 3ᴿᵈ ST, LLC | 2019 | | | | 2019 | 2020 | 2021 |
|---|---|---|---|---|---|---|---|
| | Q1 | Q2 | Q3 | Q4 | | | |
| **Grower Processor lease - $53,316 Monthly** | $0 | $159,948 | $159,948 | $159,948 | $479,844 | $1,257,960 | $2,515,920 |
| **Lab lease - $500 Monthly** | $0 | $0 | $0 | $0 | $0 | $9,500 | $24,000 |
| **Dispensary lease - $1,250 Monthly** | $0 | $1,250 | $3,850 | $3,750 | $8,850 | $23,750 | $60,000 |
| **Health Food lease - $500 Monthly** | $0 | $1,500 | $3,000 | $3,000 | $7,500 | $12,000 | $24,000 |
| **Total Revenue** | $0 | $162,698 | $166,798 | $166,698 | $498,213 | $1,303,210 | $2,623,920 |
| **Total Expenses** | $33,621 | $33,621 | $20,580 | $20,580 | $108,402 | $138,446 | $292,584 |
| **Net Income** | -$33,621 | $129,077 | $146,218 | $146,118 | $387,792 | $1,164,764 | $2,331,336 |

**Total Investor Disbursements via Revenue Participation**

**Best Case Scenario: 3 and1/2 Years to Pay Off Revenue Participation Investors**

| | | 2019 | 2020 | 2021 | 2022 |
|---|---|---|---|---|---|
| **Total Investments Accepted** | $ 1,070,000 | | 0 | 0 | 0 |
| **Total amount to be repaid (3X)** | $ 3,210,000 | $0 | $0 | $0 | $0 |
| **Net Revenue from 500 N 3rd ST** | | $387,792 | $1,164,764 | $2,329,500 | $3,773,880 |
| **Revenue Split with Investors (50%)** | | $193,896 | $582,382 | $1,164,750 | $1,268,972 |
| **Cumulative Payments** | | $193,896 | $776,278 | $1,941,028 | $3,210,000 |
| **Amount To Be Paid** | | $3,016,104 | $2,433,722 | $1,268,972 | $0 |

October 3rd, 2017

FP:  truCrowd

**Open until: 04/20/2018**

**500 N 3rd St, LLC**
313 Chestnut St.
West Reading PA 19611
610-209-9219

# OFFERING STATEMENT

| 100 Units of REV-Share at $250 per Unit | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | **100** | **$25,000** | **$22,500** |
| *Maximum Amount* | **4,280** | **$1,070,000** | **$1,000,450** |

**Conclusion**

In conclusion, 500 N. 3rd St., LLC has the potential to penetrate the Pennsylvanian Real Estate Market and capture tenants for new specific niche markets based on the resources, employees, consultants, and expertise that the company has. We already owns 125,796 square foot building that is a solid base for investing. Furthermore, we have establishing a brand; All 500 N. 3rd St. will be a nationally recognized brand for medical marijuana and urban farm space. We look forward leasing space to All Organic Medical Marijuana at our location 500 N. 3rd St. in Reading, PA. to create income. We will seek partnerships with already successful similar businesses to help ensure success. We will also keep all investors updated by the start engine platform, and be available by phone or email within a reasonable amount of time. This investment is expected be profitable since we can lease space in an area where the local government is interested in having them operate in accordance with the law for the Medical Marijuana market. We also, don't intend to fail as we expect to hold the building until we secure a medical marijuana or similar short term tenant, if that takes 1 year, or more.

**"No securities or interests in securities are being offered by way of this business plan. Said securities or interest in securities are sold only by prospectus. This business plan contains forward looking statements and goals that the Company believes, but cannot guarantee, that it will achieve. This investment is for the profit from the lease generated income produced by the building and the equity it would produce if the building is ever sold only. 500 N 3rd St., LLC also reserves the right at their sole discretion to limit or restrict any investors. The owners reserve the right to revise the business plan and operations. Investment involves risk. Please read the prospectus carefully. "**

**References**

Caulkins, J. P., Kilmer, B., & Kleiman, M. (2016). *Marijuana legalization: What everyone needs to know*. New York, NY: Oxford University Press.
ArcView Market Research & New Frontier (2016). *The legal state of medical marijuana 4th edition.*
https://www.census.gov/quickfacts/table/PST045215/42 (2015). *Quick facts Pennsylvania.*
http://www.medicalmarijuanainc.com/about/industry-overview/ (2016) - *Industry Overview*
http://www.denverpost.com/2015/10/19/marijuana-industry-drives-denver-metro-areas-real-estate-recovery/ (2016) – *Marijuana Industry Drives Denver Metro Areas Real Estate Recovery*
http://www.denverpost.com/2014/03/10/pot-growing-warehouses-in-short-supply-as-demand-for-legal-weed-surges/ (2016) – *Pot growing warehouses in short supply as demand for legal weed surges*

October 3rd, 2017

FP: truCrowd

**Open until: 04/20/2018**

500 N 3rd St, LLC
313 Chestnut St.
West Reading PA 19611
610-209-9219



# OFFERING STATEMENT

| 100 Units of REV-Share at $250 per Unit | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | 100 | $25,000 | $22,500 |
| *Maximum Amount* | 4,280 | $1,070,000 | $1,000,450 |

**RISK FACTORS**

**A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

8.    Discuss the material factors that make an investment in the issuer speculative or risky:

(1)   - The Company is a development-stage company and we may incur future losses.

(2)   - The Prospective Tenants are in a development-stage company with a limited operating history upon which to base an evaluation of its prospects.

(3)   - Prospective Tenants plan to operate within an industry that is completely new in Pennsylvania. While experience from other states with legal medical marijuana businesses can help, the market in Pennsylvania remains speculative.

(4)   -The demand for lease space for the target market is new and unknown.

(5)   - The company cannot foresee or predict with certainty the level of tenancy and, thus, we may incur some losses.

(6)   - Pennsylvania could change its laws on medical marijuana and CBD product businesses, causing lack of tenancy.

(7)   - Future loosening of laws regarding marijuana use could deregulate the industry. Our Company will benefit from the regulated structure in limiting production and supporting price, which will keep lease rates higher than average. It is anticipated that the highest returns on the real estate will be realized if it is used as a facility for medical marijuana or CBD Oil Product Based Businesses.

(8)   - The federal government may at some point accept the reality of medical marijuana laws and increase regulation as a drug under the FDA's jurisdiction. This could have unknown impacts on all medical marijuana and CBD Oil Product Based Businesses, including impacts on support businesses, such as real estate.

(9)   - The Company must continue to keep pace with technology or our business will suffer.

October 3rd, 2017

FP:  truCrowd

**Open until: 04/20/2018**

**500 N 3rd St, LLC**
313 Chestnut St.
West Reading PA 19611
610-209-9219

# OFFERING STATEMENT

| 100 Units of REV-Share at $250 per Unit | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 100 | $25,000 | $22,500 |
| Maximum Amount | 4,280 | $1,070,000 | $1,000,450 |

(10) - You will be restricted from transferring any investments/returns you purchase in this offering.

(11) - The investment you make should not be construed as equity or a share in the medical marijuana company. This investment opportunity qualifies for an exemption from registration under the provisions of the Federal Securities Act and the securities laws of Pennsylvania. Accordingly, you may not sell or otherwise transfer your investment in this offering unless the sale or transfer qualifies for an exemption from registration under applicable state and federal securities laws or is otherwise registered by the investor. All persons who invest in the Interests must sign a Form of Subscription Agreement, which is attached to this Memorandum, which provides, in part, that an investor may not sell, transfer, pledge, or otherwise dispose of any invested monies.

(12) - The first and planned second stages of funding are on a "best-efforts" basis. Since there is no assurance that we will raise sufficient funds to complete our necessary renovations and license application, there might not ever be revenue generated, especially in the first stage. A failure to generate funding in the planned second stage would hamper, limit or prevent actual production.

(13) - The Company has limited ability to fuel product demand and the greatest returns from the real estate business are dependent upon the business housed in the property.

(14) - The business plan, projections, use of funds, and returns may change due to market conditions, available tenants to lease to, other investments being available, a deferred purchase, or properties may no longer available which that may or may not produce a return to the investors, and the fact that marijuana license approvals could not happen for these companies intending to lease or other companies we may lease too and the availability of marijuana based licenses in Pennsylvania.

(15) - All Companies involved in this offering are 100% owned by Peter B Gustis unless shares are sold in the future, and each LLC in this offering and business plan is a separate entities.

(16) - Lease or purchase offers from other entities which have not been executed or may be expired may not be available in the future.

Other Risks Factors.

Our tenants face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors might include major VC firms and Big Pharma and Tobacco companies. Many of our competitors might have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Our tenants future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the

October 3rd, 2017

FP:  truCrowd

**Open until: 04/20/2018**

**500 N 3ʳᵈ St, LLC**
313 Chestnut St.
West Reading PA 19611
610-209-9219

# OFFERING STATEMENT

| 100 Units of REV-Share at $250 per Unit | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | **100** | **$25,000** | **$22,500** |
| *Maximum Amount* | **4,280** | **$1,070,000** | **$1,000,450** |

loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

We may plan to implement new lines of business or offer new products and services within existing lines of business.

In general, demand for our lease spaces is highly correlated with general economic conditions.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the US [and various foreign jurisdictions].

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

Our tenants operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either the collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

Our regulatory compliance programs and other enterprise risk management efforts cannot eliminate all systemic risk.

While many of the risks that we monitor and manage are described in this Risk Factors section of this Memorandum, our business operations could also be affected by additional factors that are not presently described in this section or known to us or that we currently consider immaterial to our operations.



# OFFERING STATEMENT

| 100 Units of REV-Share at $250 per Unit | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 100 | $25,000 | $22,500 |
| Maximum Amount | 4,280 | $1,070,000 | $1,000,450 |

From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

Our business and financial condition may be impacted by military actions, global terrorism, natural disasters and political unrest.

Military actions in Iraq, Afghanistan and elsewhere, global terrorism, natural disasters and political unrest in the Middle East and other countries are among the factors that may adversely impact regional and global economic conditions and our clients' ability, capacity and need to invest in our services.] Additionally, hurricanes or other unanticipated catastrophes, both in the U.S. and globally, could disrupt our operations and negatively impact our business as well as disrupt our clients' businesses, which may result in a further adverse impact on our business. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The Company depends on the performance of it's tenants, distributors, carriers and other resellers.

October 3rd, 2017

FP:  truCrowd

**Open until: 04/20/2018**

**500 N 3<sup>rd</sup> St, LLC**
313 Chestnut St.
West Reading PA 19611
610-209-9219

# OFFERING STATEMENT

| 100 Units of REV-Share at $250 per Unit | | | |
| --- | --- | --- | --- |
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | **100** | **$25,000** | **$22,500** |
| *Maximum Amount* | **4,280** | **$1,070,000** | **$1,000,450** |

**Marijuana (Cannabis) is federally illegal.** There are various enforcement memoranda the Feds have issued on the subject, none of those memos have any real legal meaning or effect and — most importantly — they are not going to protect a cannabis company or any of its investors from criminal prosecution or asset forfeiture under the federal Controlled Substances Act (and, of course, a new U.S. President could change the DOJ's current enforcement priorities). If the federal law will be enforced and the Cannabis activities will go back to the black market, Fundanna will be out of business.

**Investors risk criminal liability and cannabis business assets are subject to forfeiture.** Because marijuana/Cannabis is federally illegal, investing in cannabis businesses could be found to violate the federal Controlled Substances Act. Not only can investors and company directors or management be indicted under federal law, all of the assets they contribute to a cannabis business (and even to an ancillary cannabis business), including real property, cash, equipment and other goods, could be subject to asset forfeiture because marijuana is still federally illegal. If the federal law will be enforced and the Cannabis activities will go back to the black market, Fundanna will be out of business.

**Marijuana businesses may still not be able to secure bank accounts.** Though more banks are providing services to marijuana businesses, most banks, and financial institutions will not because they worry about criminal liability under the federal Controlled Substances Act and the Bank Secrecy Act for money laundering. Though FinCEN issued guidelines in 2014 that allow financial institutions to provide bank accounts to marijuana businesses, few banks have taken advantage of those guidelines and many marijuana businesses still operate on an all-cash basis. This makes it tough for cannabis businesses to manage their businesses, pay their employees and taxes, and having so much cash on hand also creates significant public safety issues. Many ancillary businesses (including Fundanna) that service cannabis businesses have to deal with the unpredictability of their clients or customers not having a bank account.

**State marijuana laws and rules are not uniform from state to state and they can, and do, change constantly**. This lack legal uniformity and the legal instability might hurt Fundanna because we might have harder times to get new quality issuers. Marijuana laws and regulations on investment and financing vary among the states where cannabis is legal. For example, until recently, Washington State required lenders to cannabis businesses to have been Washington State residents for at least six months before lending funds. Lenders are now exempt from this residency requirement, but it still applies to owning any portion of a cannabis business in the state. Contrast that with Oregon, which freely allows out of state investors, while Alaska does not.

**Risk of Prosecution for Marijuana-Related Tenants**. If you are considering investing in a company that leasing space to the marijuana/cannabis industry, be aware that marijuana/cannabis-related companies may be at risk of federal, and perhaps state, criminal prosecution. The Department of Treasury recently issued guidance noting: "[T]he Controlled Substances Act ("CSA") makes it illegal under federal law to manufacture, distribute, or dispense marijuana. Many states impose and enforce similar prohibitions. Notwithstanding the federal ban, as of the date of this guidance, 28 states and the District of Columbia have legalized certain marijuana-related activity. Even if we are an ancillary cannabis business, if the federal law will be enforced and the Cannabis activities will go back to the black market, Fundanna will be out of business.

**THE BOTTOM LINE: If we do well, there will be revenues to share with our investors, yet life offers no guarantees and neither can we.**

**If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no revenue and can be driven out of business.**

October 3rd, 2017

FP: truCrowd

**Open until: 04/20/2018**

500 N 3<sup>rd</sup> St, LLC
313 Chestnut St.
West Reading PA 19611
610-209-9219



# OFFERING STATEMENT

| 100 Units of REV-Share at $250 per Unit | | | |
| --- | --- | --- | --- |
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 100 | $25,000 | $22,500 |
| Maximum Amount | 4,280 | $1,070,000 | $1,000,450 |

**Please only invest what you can afford to lose.**

**THE OFFERING**

9.    What is the purpose of this offering?
To raise funds to maintain, manage, and rehabilitate our primary asset 500 N 3<sup>rd</sup> St. a 125,796-square foot building to be used as a medical marijuana grow operation or other profitable lease and use of funds for expansion of 500 N 3<sup>rd</sup>., LLC investments.

10.    How does the issuer intend to use the proceeds of this offering?

| | If Target Offering Amount Sold | If Max. Offering Amount Sold |
| --- | --- | --- |
| **Total Proceeds** | $25,000 | $1,070,000 |
| Less: Offering Expenses (FP Fees) | $2,500 | $69,550 |
| **Net Proceeds** | $22,500 | $1,000,450 |
| **Use of Net Proceeds** | | |
| A. Advertising & Marketing | $22,500 | $50,000 |
| B. Insurance | | $14,900 |
| C. Taxes | | $2,976 |
| D. Utilities | | $8,418 |
| E. Management Fees | | $50,000 |
| F. Repairs | | $434,156 |
| G. Private Note | | $90,000 |
| H. New Real Estate Acquisitions | | $220,000 |
| J. Holding Costs | | $130,000 |
| **Total Use of Net Proceeds** | $22,500 | $1,000,450 |

11.    How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $25,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage Colonial Stock Transfer Agent to transfer the shares to the newly acquired shareholders. After the shares are properly transferred to the new shareholders, truCrowd will direct the Escrow Agent to release the money to the Company.

October 3rd, 2017

FP:  truCrowd

**Open until: 04/20/2018**

500 N 3<sup>rd</sup> St, LLC
313 Chestnut St.
West Reading PA 19611
610-209-9219

# OFFERING STATEMENT

| 100 Units of REV-Share at $250 per Unit | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 100 | $25,000 | $22,500 |
| Maximum Amount | 4,280 | $1,070,000 | $1,000,450 |

12. How can an investor cancel an investment commitment?

**NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.**

**The intermediary will notify investors when the target offering amount has been met.**

**If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).**

**If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.**

**If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.**

## OWNERSHIP AND CAPITAL STRUCTURE

### The Offering

13. Describe the terms of the securities being offered:
The company is issuing Revenue Participation Units with a multiple return of 3X (an investor that will invest $1,000 will get back $3,000 (function of the revenues made by the company), where the first $1,000 is return of the initial investment. To pay back the investors, the Company will put aside 50% of its revenues to pay – on a pro-rata basis – the investors until the 3X multiple return is reached.

Note: The bigger the revenues, the faster the investors will get paid. And vice-versa: the smaller the revenues, the longer it will take the investors to get paid.

Please see Exhibit 1 Revenue Participation Rights Agreement for full details.

14. Do the securities offered have voting rights? ☐ Yes  ☑ No

15. Are there any limitations on any voting or other rights identified above? ☑ Yes  ☐ No

    Explain: The security offered is Revenue Participation Rights, with no voting rights.

16. How may the terms of the securities being offered be modified?

October 3rd, 2017

FP:  truCrowd

**Open until: 04/20/2018**

**500 N 3rd St, LLC**
313 Chestnut St.
West Reading PA 19611
610-209-9219

# OFFERING STATEMENT

| 100 Units of REV-Share at $250 per Unit | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | **100** | **$25,000** | **$22,500** |
| *Maximum Amount* | **4,280** | **$1,070,000** | **$1,000,450** |

The terms of the securities offered cannot be modified.

### Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)     to the issuer;
(2)     to an accredited investor;
(3)     as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)     to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.**

**The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.**

### Description of Issuer's Securities

17.     What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights | Other Rights |
|---|---|---|---|---|
| **Preferred Stock (list each class in order of preference):** | | | | |
| **Debt Securities:** | | | | |
| | | | ☐ Yes ☐ No | ☐ Yes ☐ No |
| **Other:** | | | | Specify: |
| **LLC Membership Units** | **100** | 100 | ☑ Yes ☐ No | ☐ Yes ☐ No |
| | | | | Specify: |

October 3rd, 2017

FP:  truCrowd

**Open until: 04/20/2018**

500 N 3ʳᵈ St, LLC
313 Chestnut St.
West Reading PA 19611
610-209-9219

# OFFERING STATEMENT

| 100 Units of REV-Share at $250 per Unit | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 100 | $25,000 | $22,500 |
| Maximum Amount | 4,280 | $1,070,000 | $1,000,450 |

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The securities offered (Revenue Participation) rights cannot be modified whatsoever by the rights of the securities existent before the offering.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☑ Yes ☐ No

The company has all its Membership Interest Units owned by Peter Gustis. This offering does not sell Membership Interest Units, but Revenue Participation Rights.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

There is no way the securities offered for sale can by changed by exercising the rights of the pricncipal shareholders from Q #6.

21. How are the securities being offered being valued?

The securities offered do not have any relationship with the value of the business nor the value of the property.

Due to the size of the structure, lease rate, income, and rate of capitalization for the property the after-repair value of $12,400,000 is placed on the building.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

**The right to demand current distributions from an operating business is limited.** A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

**No right to participate in any management decisions of the company.** The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

**The investor has limited rights, if any, to have your interest bought out**. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23. What are the risks to purchasers associated with corporate actions including:

October 3rd, 2017

FP:  truCrowd

**Open until: 04/20/2018**

**500 N 3<sup>rd</sup> St, LLC**
313 Chestnut St.
West Reading PA 19611
610-209-9219

# OFFERING STATEMENT

| 100 Units of REV-Share at $250 per Unit | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | **100** | **$25,000** | **$22,500** |
| *Maximum Amount* | **4,280** | **$1,070,000** | **$1,000,450** |

☐ **Additional issuances of securities:**
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

☐ **Issuer repurchases of securities:**
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

☐ **A sale of the issuer or of assets of the issuer:**
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

☐ **Transactions with related parties:**
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

| Creditor(s) | Amount Outstanding | Interest Rate | Maturity Date | Other Material Terms |
|---|---|---|---|---|
| Private Lender | $ 90,000 | % 5 | 2019 | |

25. What other exempt offerings has the issuer conducted within the past three years?

None.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

    (1)     any director or officer of the issuer;

October 3rd, 2017

FP:  truCrowd

**Open until: 04/20/2018**

**500 N 3ʳᵈ St, LLC**
313 Chestnut St.
West Reading PA 19611
610-209-9219

## OFFERING STATEMENT

| 100 Units of REV-Share at $250 per Unit | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | **100** | **$25,000** | **$22,500** |
| *Maximum Amount* | **4,280** | **$1,070,000** | **$1,000,450** |

(2)      any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3)      if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4)      any immediate family member of any of the foregoing persons.

None to all for options.

### FINANCIAL CONDITION OF THE ISSUER

27.      Does the issuer have an operating history?    ☐ Yes   ☑ No

We formed the LLC on December 2016. Since then, we've been cared for the property with only minor repaired, clean outs and maintenance. No revenues and no employees.

28.      Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations. Owner has paid for all acquisition costs, taxes, legal fees, and utilities.

Until the end of August 2017 the company spent about $57,000 to maintain the property. All the cash is loaned by Peter Gustis to the company.

The property is under a mortgage of $90,000.

### FINANCIAL INFORMATION

29.      Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

500 N 3rd St. Llc
For the Period Ended August 31, 2017
With Independent Accountant's Review Report



October 3rd, 2017

FP: truCrowd

**Open until: 04/20/2018**

**500 N 3rd St, LLC**
313 Chestnut St.
West Reading PA 19611
610-209-9219

# OFFERING STATEMENT

| 100 Units of REV-Share at $250 per Unit | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | **100** | **$25,000** | **$22,500** |
| *Maximum Amount* | **4,280** | **$1,070,000** | **$1,000,450** |

## Independent Accountant's Review Report

The Board of Directors
500 N 3rd St. Llc

I have reviewed the accompanying balance sheet of 500 N 3rd St. Llc (the Company) as of August 31, 2017, and the related consolidated statement of operations, changes in stockholders' equity, and cash flow for the eight months then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the Accounting and Review Services Committee of the American Institute of AICPA. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report. I believe that my review provides a reasonable basis for my opinion.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona S Hamza

Plano, Texas
September 22, 2017

October 3rd, 2017

FP:  truCrowd

**Open until: 04/20/2018**

**500 N 3rd St, LLC**
313 Chestnut St.
West Reading PA 19611
610-209-9219

# OFFERING STATEMENT

| 100 Units of REV-Share at $250 per Unit | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 100 | $25,000 | $22,500 |
| Maximum Amount | 4,280 | $1,070,000 | $1,000,450 |

## 500 N 3rd St. Llc
### Balance Sheet

| | August 31, 2017 |
|---|---|
| **Assets** | |
| Current assets: | |
| Cash and cash equivalents | $  - |
| Prepaid Insurance | 11,224 |
| Total current assets | 11,224 |
| | |
| Property and Equipment | |
| Land | 100,000 |
| Building | 900,000 |
| Less: Accumulated Depreciation | (15,385) |
| Property and Equipment, net (see note 1) | 984,615 |
| | |
| Other assets (see note 2) | 1,000 |
| Total assets | $  996,839 |
| | |
| | |
| **Liabilities and partners' equity** | |
| Current liabilities: | |
| Accrued expenses (see note 3) | $  9,304 |
| Short term portion of notes payable (see note 4) | 13,191 |
| Total current liabilities | 22,495 |
| Long-term liabilities | |
| Loan payable to shareholder (see note 5) | 45,020 |
| Long-term portion of notes payable | 76,809 |
| Total long-term liabilities | 121,829 |
| Total liabilities | 144,324 |
| | |
| Stockholders' equity: | |
| Common Stock, par value $0.01: | |
| Authorized Shares – 15,000 | |
| Issued and outstanding shares, 10,500 | 100 |
| Additional Paid-in capital | 909,900 |
| Retained deficit | (57,485) |
| Total stockholders' equity | 852,515 |
| Total liabilities and stockholders' equity | $  996,839 |

*See accompanying notes.*

October 3rd, 2017

FP:  truCrowd

**Open until: 04/20/2018**

**500 N 3ʳᵈ St, LLC**
313 Chestnut St.
West Reading PA 19611
610-209-9219

# OFFERING STATEMENT

| 100 Units of REV-Share at $250 per Unit | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 100 | $25,000 | $22,500 |
| Maximum Amount | 4,280 | $1,070,000 | $1,000,450 |

## 500 N 3rd St. Llc
### Statements of Operations

| | August 31, 2017 |
|---|---|
| Revenues (note 4) | $ 1 |
| **Expenses:** | |
| Accounting | 800 |
| Depreciation | 15,385 |
| Legal Fees | 3,000 |
| Licenses and permits | 125 |
| Professional fees | 3,200 |
| Repairs and maintenance | 28,850 |
| Real Estate Taxes | 2,304 |
| Utilities | 3,822 |
| Total operating expenses | 57,486 |
| Net Loss | $ (57,485) |

*See accompanying notes.*

October 3rd, 2017

FP: truCrowd

**Open until: 04/20/2018**

**500 N 3rd St, LLC**
313 Chestnut St.
West Reading PA 19611
610-209-9219



# OFFERING STATEMENT

| 100 Units of REV-Share at $250 per Unit | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | **100** | **$25,000** | **$22,500** |
| *Maximum Amount* | **4,280** | **$1,070,000** | **$1,000,450** |

**500 N 3rd St. Llc**
Notes to Financial Statements
August 31, 2017

## 1. Business and Summary of Significant Accounting Policies

### Description of Business and Basis of Presentation

500 N. 3rd St., LLC is a Pennsylvania-based real estate investment company (the Company) that offers 125,796 square foot multi-tenant commercial facility to customers primarily in a start-up medical marijuana field. This facility will provide space to grow organic marijuana, a testing lab for medical marijuana products and to extract all organic CBD oil.

The Company believes that they offer a unique opportunity to potential customers as their facility will offer safe, quality commercial space that provides cutting edge features for growers and testing lab, in addition to comprehensive distribution services for their products. The Company's security plan includes both technology and certified security guards.

The Company has targeted another real estate investment for continued growth - a medical marijuana dispensary.

Until the building is ready, management will be leasing the property for short term with a 3-month notice clause built in to other potential renters.

Peter B Gustis, CEO (primary shareholder) has long time ownership in a family farm, in addition to being a real estate and insurance agent and has been an Entrepreneur starting his own company- Gustis Snacks which was sold in 2012. He has also been involved in many production and manufacturing plants locally, one of which was Craft Maid Kitchens. He has served for almost 8 years as a member of the US Army Reserves as a medical specialist and motor transportation.

### Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

### Property and Equipment, Net

Real estate property and a notes payable was acquired in exchange for 70% of share in the Company's stock. Property's fair market value was established by two offers, in addition to market value analysis. Depreciation is computed using a straight line -mid-month convention over the estimated useful lives of the assets. For a real estate property life used is 39 years.

Repairs and maintenance performed on property are expensed as incurred.

October 3rd, 2017

FP:  truCrowd

**Open until: 04/20/2018**

**500 N 3rd St, LLC**
313 Chestnut St.
West Reading PA 19611
610-209-9219

# OFFERING STATEMENT

| 100 Units of REV-Share at $250 per Unit | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 100 | $25,000 | $22,500 |
| Maximum Amount | 4,280 | $1,070,000 | $1,000,450 |

## Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the services have been provided to the customer, payments are considered fixed or determinable, and collectability from the customer is reasonably assured.

The Company has leased only their parking grounds for a nominal fee of a $1 to a contractor for a one-year term. Either party can break the lease with a 30-day notice. In lieu of this lease, contractor has agreed to maintain the property at a low cost.

## Income Tax Expense

At year-end, the Company has retained its election to be taxed as a corporation for federal and state tax purposes.

## 2. Other Assets

Other assets consist of a deposit to a roofer.

## 3. Notes payable

Real estate property and a notes payable was acquired by the Company in exchange for 70% of share in the Company's stock. The note payable of $90,000 will be paid as follow:

$2,000 per month effective January 2018 for 12 months and then the balloon payment is due in January 2019.

## 4. Accrued Expenses

Accrued expenses consist of following:

| | August 31, 2017 |
|---|---|
| Accounting | $    800 |
| Professional fees | 6,200 |
| Real estate taxes | 2,304 |
| | $  9,304 |

## 5. Loan payable to shareholder

Loan payable to shareholder is for operating expenses, prepaid insurance and deposit.

October 3rd, 2017

FP:  truCrowd

**Open until: 04/20/2018**

**500 N 3rd St, LLC**
313 Chestnut St.
West Reading PA 19611
610-209-9219

## OFFERING STATEMENT

| 100 Units of REV-Share at $250 per Unit | | | |
| --- | --- | --- | --- |
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | 100 | $25,000 | $22,500 |
| *Maximum Amount* | 4,280 | $1,070,000 | $1,000,450 |

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their ☐predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iv)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

If Yes to any of the above, explain:

(3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i)   at the time of the filing of this offering statement bars the person from:
(A)   association with an entity regulated by such commission, authority, agency or officer?
☐ Yes ☑ No
(B)   engaging in the business of securities, insurance or banking?

October 3rd, 2017

FP: ⏶ truCrowd

**Open until: 04/20/2018**

**500 N 3ʳᵈ St, LLC**
313 Chestnut St.
West Reading PA 19611
610-209-9219



## OFFERING STATEMENT

| 100 Units of REV-Share at $250 per Unit | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 100 | $25,000 | $22,500 |
| Maximum Amount | 4,280 | $1,070,000 | $1,000,450 |

    ☐ Yes ☑ No

(C)    engaging in savings association or credit union activities?

    ☐ Yes ☑ No

(ii)    constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

If Yes to any of the above, explain:

(4)    Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    (i)    suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    (ii)    places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

    (iii)    bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

If Yes to any of the above, explain:

(5)    Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    (i)    any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

If Yes to either of the above, explain:

(6)    Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

If Yes, explain:

October 3rd, 2017

FP:  truCrowd

**Open until: 04/20/2018**

**500 N 3rd St, LLC**
313 Chestnut St.
West Reading PA 19611
610-209-9219

## OFFERING STATEMENT

| 100 Units of REV-Share at $250 per Unit | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | **100** | **$25,000** | **$22,500** |
| *Maximum Amount* | **4,280** | **$1,070,000** | **$1,000,450** |

(7)     Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes  ☑ No

If Yes, explain:

(8)     Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes  ☑ No

If Yes, explain:

**If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.**

### OTHER MATERIAL INFORMATION

31.     In addition to the information expressly required to be included in this Form, include:

(1)     any other material information presented to investors; and
(2)     such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

### ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: End of March the following year.

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: www.AllOrganicMedicalMarijuana.com

The issuer must continue to comply with the ongoing reporting requirements until:

October 3rd, 2017

FP:  truCrowd

**Open until: 04/20/2018**

**500 N 3<sup>rd</sup> St, LLC**
313 Chestnut St.
West Reading PA 19611
610-209-9219

## OFFERING STATEMENT

| 100 Units of REV-Share at $250 per Unit | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | 100 | $25,000 | $22,500 |
| *Maximum Amount* | 4,280 | $1,070,000 | $1,000,450 |

(1)     the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)     the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3)     the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)     the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)     the issuer liquidates or dissolves its business in accordance with state law.

\*     \*     \*     \*     \*

**PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934**

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss,
77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10.     Add § 240.12g-6 to read as follows:

**§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.**

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1)  Is current in filing its ongoing annual reports required pursuant to § 227.202 of this

chapter;

(2)  Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3)  Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

October 3rd, 2017

FP:  truCrowd

**Open until: 04/20/2018**

**500 N 3rd St, LLC**
313 Chestnut St.
West Reading PA 19611
610-209-9219

## OFFERING STATEMENT

| 100 Units of REV-Share at $250 per Unit | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | 100 | $25,000 | $22,500 |
| *Maximum Amount* | 4,280 | $1,070,000 | $1,000,450 |

Exhibit 1: Revenue Participation Rights Agreement (REV-SHARE)

**THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.**

## Revenue Participation Rights Agreement (REV-SHARE)

For each Class A Revenue Share Unit purchased by the Investor, Issuer hereby agrees to pay to the Investor, one RevShare. Payments of the RevShare will be made pursuant to the RevShare Process & Terms.

This Revenue Participation Rights Agreement is herein referred to as the "Agreement".

- **Investor:** _____ is herein referred to as the "Investor". Investor is a resident of _____ residing at _____. (Soc. Sec. / Taxpayer ID: _____)
- **Issuer:** 500 N 3rd St, LLC is herein referred to as the "Issuer". Issuer is an Pennsylvania, LLC whose registered agent address is: 313 Chestnut St. West Reading PA 19611
- **Number of Units to Investor:** Issuer hereby issues _____ Class A Revenue Share Unit(s) to Investor in return for the payment of the principal sum of $_____ ($250 per Class A Revenue Share Unit).
- **Offering Metrics:**
  o The "Offering Gross Revenue Participation Percentage" _50%_
  o The "Measurement Period" is that period of time commencing on 1/1/2019 and ending on 12/31/2049
  o The "Repayment Multiple" is: 3X
  o The "Total Per Unit Defined Return" is $750

1. **Calculation of Each RevShare.** Each RevShare shall be calculated as follows the:
   - Each RevShare = (1/Offering Total Unit Count) x "Issuer Gross Revenue" during the Measurement Period x "Offering Gross Revenue Participation Percentage"

October 3rd, 2017

FP:  **truCrowd**

**Open until: 04/20/2018**

**500 N 3rd St, LLC**
313 Chestnut St.
West Reading PA 19611
610-209-9219

## OFFERING STATEMENT

| 100 Units of REV-Share at $250 per Unit | | | |
|---|---|---|---|
| | *# Of Units* | *Total Proceeds* | *Net Proceeds* |
| *Target Offering* | 100 | $25,000 | $22,500 |
| *Maximum Amount* | 4,280 | $1,070,000 | $1,000,450 |

- Notwithstanding the above, or anything else to the contrary, the value to the RevShare shall in no event exceed the Total Per Unit Defined Return.

For purposes of this Agreement, "Issuer Gross Revenue" shall mean the issuer's gross revenue as reported to the IRS pursuant to its Federal Income Tax filings.

**2. Annual Payment of RevShares.** On or before March 20 of every year, for each of the Class A Revenue Share Unit(s) purchased by Investor hereunder, Issuer will calculate for the prior fiscal year, the portion of the RevShare attributable to the Measurement Period occurring during the said prior fiscal year.

On the following March 21, or the first business day thereafter, the Issuer will disburse to Investor the said calculated RevShare(s), if any, for each of the said Class A Revenue Share Unit(s) purchased hereunder by Investor. The last such disbursement will occur upon the final payment which attains the cumulative disbursement of the Total Per Unit Defined Return for the said Class A Revenue Share Unit(s).

All payments will be made in U.S. Dollars and by electronic transfer. In order to receive payments, investor must maintain an account with a U.S. financial institution capable to accepting ACH transfers.

Issuer will provide Investor IRS 1099 notices of income, to the extent applicable which notices will be provided on or before the 31st day of each January. Issuer will allocate disbursements between principle and income pursuant to applicable tax law. In order for Issuer to disburse money to investor, investor must provide Issuer with a properly completed Form w-9 (or equivalent if Issuer is a non-U.S. resident).

**3. Miscellaneous**

(a) **Severability.** If any one or more of the provisions of this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and this Agreement shall be construed as if such invalid, illegal or unenforceable provisions had never been contained herein

(b) **Communications in English.** All writings and communications issued by any of the parties to this Agreement shall be drawn up in the English language, and any communications or writings in any language other than English shall not be valid or have any legal effect with respect to this Agreement or with respect to any obligations or rights under, or related to this Agreement.

(c) **Notices:** Notices by Investor to Issuer must be made to its Registered Agent address set out above. Notices by the Issuer to Investor may be made either to the last known electronic address of the Investor or to the last known physical address of the Investor.

(d) **No Stockholder Rights.** Nothing in this Agreement shall be construed to confer on the Investor any rights as an owner of capital stock of the Issuer, including by way of example and not

October 3rd, 2017

FP:  truCrowd

**Open until: 04/20/2018**

**500 N 3ʳᵈ St, LLC**
313 Chestnut St.
West Reading PA 19611
610-209-9219

## OFFERING STATEMENT

| 100 Units of REV-Share at $250 per Unit | | | |
|---|---|---|---|
| | # Of Units | Total Proceeds | Net Proceeds |
| Target Offering | 100 | $25,000 | $22,500 |
| Maximum Amount | 4,280 | $1,070,000 | $1,000,450 |

limitation, any right to dividends, any right to vote on the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

(e) **Rules of Construction.** Headings and titles contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. In the event of any ambiguity in this Agreement, such ambiguity shall be resolved in a manner independent of which party may have drafted this Agreement or the particular language giving rise to such ambiguity and without prejudice to the party who may have drafted this Agreement or the said language.

(f) **Jurisdiction, Venue and Governing Law.** With respect to any action or proceeding arising out of or directly or indirectly relating to this Agreement or transactions related to this Agreement, the parties hereto, hereby irrevocably consent and submit to the sole and exclusive jurisdiction of either: (a) the federal courts situated in Cook County in the State of Illinois, or (b) Sate courts situated in Dupage County in the State of Illinois. The said parties irrevocably consent to service of process by means registered mail sent to their last known physical address.

(g) **Waiver.** Any waiver of any provision of this Agreement must be in writing, and any waiver by any party of a breach of any provision of this Agreement shall not operate as, or be construed to be, a waiver of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions will not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

(h) **Counterpart and Electronic Signatures.** This Agreement and any amendments thereto, may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Such writings, including any counterparts thereto, may be delivered via facsimile, electronic communications (including pdf or electronic signature), or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Investor: _____        _____        _____
                   Signature                   print name         date

Issuer by: _____        _____        _____
                   Signature                   print name         date